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JUL 30 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67320

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/11 (MM/DD/YY) AND ENDING 05/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Redburn Partners (U.S.A.) L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 Fifth Avenue - 26th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Kimmel 212-803-7302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry Kimmel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redburn Partners (U.S.A.) L.P., as of May 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA L PERLOFF
NOTARY PUBLIC-STATE OF NEW YORK
No. 01PE6229311
Qualified in Nassau County
My Commission Expires October 12, 2014

Signature

CAO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Redburn Partners (U.S.A.) L.P.

Year Ended May 31, 2012

With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

Redburn Partners (U.S.A.) L.P.

Financial Statements and Supplemental Information

Year Ended May 31, 2012

Contents

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Members
Redburn Partners (U.S.A.) L.P.

We have audited the accompanying statement of financial condition of Redburn Partners (U.S.A.) L.P. (the "Partnership") as of May 31, 2012 and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redburn Partners (U.S.A.) L.P. at May 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.



July 13, 2012

A member firm of Ernst & Young Global Limited

Redburn Partners (U.S.A.) L.P.

Statement of Financial Condition

May 31, 2012

Assets	
Cash	$ 2,246,310
Receivables from broker dealers	535,248
Prepaid expenses	304,420
Restricted certificates of deposit, at fair value	212,256
Deferred tax assets	153,680
Fixed assets, net of accumulated depreciation of $307,257	86,629
Other assets	12,353
Total assets	$ 3,550,896
Liabilities and members' equity	
Liabilities:	
Accrued compensation and benefits	$ 1,050,133
Accrued professional fees	139,408
Accounts payable	126,359
Accrued expenses and other liabilities	117,281
Deferred rent	75,514
Deferred tax liabilities	16,873
Total liabilities	1,525,568
Commitments and contingent liabilities	
Members' equity	2,025,328
Total liabilities and members' equity	$ 3,550,896

See accompanying notes to financial statements.

Redburn Partners (U.S.A.) L.P.

Statement of Operations

Year Ended May 31, 2012

Revenues	
Commissions	$ 23,282,006
Non commission income	4,397,971
Interest income	8,997
	27,688,974
Expenses	
Clearing, research and other service fees	$ 16,676,697
Employee compensation and benefits	5,340,660
Travel and entertainment	863,773
Telephone and communication	680,118
Occupancy	471,620
Professional fees	233,867
Other expenses	483,266
	24,750,001
Income before income tax expense	2,938,973
Income tax expense	1,241,502
Net income	$ 1,697,471

See accompanying notes to financial statements.

Redburn Partners (U.S.A.) L.P.

Statement of Changes in Members' Equity

Year Ended May 31, 2012

	Members' Equity
Balance at June 1, 2011	$ 2,827,857
Net income	1,697,471
Members' withdrawals	(2,500,000)
Balance at May 31, 2012	$ 2,025,328

See accompanying notes to financial statements.

Redburn Partners (U.S.A.) L.P.

Statement of Cash Flows

Year Ended May 31, 2012

Cash flows from operating activities	
Net income	$ 1,697,471
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	76,674
Changes in operating assets and liabilities:	
Receivables from broker dealers	(141,515)
Receivable from an affiliate	729,624
Prepaid expenses	(237,253)
Deferred taxes	35,881
Other assets	903
Accrued compensation and benefits	(294,382)
Stock based compensation liability	13,839
Accrued professional fees	100,158
Accounts payable	(24,266)
Accrued expenses and other liabilities	(128,044)
Deferred rent	(116)
Net cash provided by operating activities	1,828,974
Cash flows from investing activities	
Restricted certificates of deposit	(580)
Purchases of fixed assets	(53,628)
Net cash used in investing activities	(54,208)
Cash flows from financing activities	
Members' withdrawals	(2,500,000)
Net cash used in financing activities	(2,500,000)
Net decrease in cash	(725,234)
Cash – Beginning of year	2,971,544
Cash – End of year	$ 2,246,310
Supplemental disclosure of cash flow information cash paid during the year for	
Interest	$ 509
Income taxes	$ 1,573,807

See accompanying notes to financial statements.

Redburn Partners (USA) L.P.

Notes to Financial Statements

May 31, 2012

1. Organization

Redburn Partners (U.S.A.) L.P., (the "Partnership"), was established under the laws of the State of New York in May of 2006. The Partnership commenced business operations on November 11, 2006, to broker securities transactions for institutional investors. The Partnership's majority member is Redburn Partners LLP ("RP LLP"), a broker/dealer operating in the United Kingdom. The Partnership is registered as a fully disclosed broker/dealer pursuant to the Securities Exchange Act of 1934. The Partnership is also a member of the Financial Industry Regulatory Authority ("FINRA") which is the Partnership's designated regulator. The Partnership provides institutional investors with third-party research of its affiliate, RP LLP, and agency execution for European and U.S. equity securities.

In accordance with the Partnership's operating agreement, profits and losses of the Partnership are allocated and distributed among the members in proportions determined by the General Partner, Redburn Partners ("GP") Inc.

The Partnership clears its securities transactions on a fully-disclosed basis primarily through BNP Paribas Securities Corporation ("BNP"). The Partnership also has a fully disclosed agreement with Goldman Sachs Execution & Clearing, L.P.

2. Significant Accounting Policies

Basis of Presentation

These financial statements are stated in U.S. dollars and are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Concentration of Credit Risk

The Partnership defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days from date of acquisition. The carrying amounts of such cash equivalents approximate the fair value due to the short term nature of these instruments.

As of May 31, 2012, the Partnership maintains its cash balances of $2,246,310 with one financial institution which, at times, may exceed federally insured limits. The Partnership's cash balance includes an interest bearing money market deposit account. As of May 31, 2012, the Partnership also maintained two certificates of deposit which total $212,256 with the same financial institution. The Partnership has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Restricted Certificates of Deposit

The Partnership maintains two certificates of deposit with the same financial institution which total $212,256 to be used as security for a letter of credit on its New York office lease. The certificates of deposit mature in November 2012 and April 2013 and are renewed annually. The certificates of deposit have been recorded as restricted certificates of deposit in the Statement of Financial Condition.

Receivables from Broker Dealers

The receivables from broker dealers includes a clearing deposit of $200,000 that the Partnership maintains with one of its clearing brokers and the remaining amount represents commissions receivable net of clearance and execution costs related to customers U.S. equity trading activity.

Valuation of Investments in Securities and Securities at Fair Value – Definition and Hierarchy

Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

2. Significant Accounting Policies (continued)

In determining fair value, the Partnership uses various valuation approaches. Under ASC 820 a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> *Level 2* – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> *Level 3* – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

2. Significant Accounting Policies (continued)

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement. Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

As of May 31, 2012, financial instruments owned by the Partnership consist of cash equivalents and are classified as Level 1. No Level 2 or Level 3 financial instruments were owned by the Partnership during the year ended May 31, 2012.

The Partnership estimates that the fair value of all financial instruments recognized on the Statement of Financial Condition approximates their carrying value as all financial instruments, including receivables and payables, are either carried at market value, are short-term in nature or bear interest at current market rates.

Valuation Techniques

The Partnership values interest bearing money market instruments at fair value using principal plus interest earned.

The Partnership values restricted certificates of deposit at fair value using cost plus interest paid by the issuer.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed Assets are stated at cost, less accumulated depreciation. Depreciation is recognized based on the straight line method over the estimated useful life of the assets. The estimated useful lives of the assets are 3 years for computers, furniture and equipment. The estimated useful lives of the leasehold improvements are the life of the office lease which is 86 months at the inception of the office lease.

Revenue Recognition

The Partnership records securities transactions, revenues and related expenses on a trade-date basis.

Stock Based Compensation

The fair value of share options granted is estimated at the date of the grant using a Black-Sholes model, taking into account the terms and conditions upon which the options were granted and long-term volatility of 15% and a risk free interest rate of 3%.

Income Taxes

Effective January 1, 2010, the Partnership elected and was approved to change the entity's tax classification from a partnership to a corporation for federal, state and local income tax purposes and will be subject to applicable corporate income taxes.

In accordance with ASC 740, the Partnership follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

2. Significant Accounting Policies (continued)

ASC 740 provide guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. Tax positions not deemed to meet a more likely-than-not threshold would be recorded as a tax expense in the current year. The Partnership's 2009 through 2012 tax years remain subject to tax examinations by major tax jurisdictions. The Partnership accounts for interest and penalties related to income tax matters and uncertain tax positions as part of pretax income. Interest expense related to income tax matters of $11 was paid during the year ended May 31, 2012 and is included in the other expense line item on the Statement of Operations.

3. Fixed Assets

Details of fixed assets at May 31, 2012 are as follows:

Computers	$ 182,099
Furniture and equipment	183,967
Leasehold improvements	27,820
	393,886
Less accumulated depreciation	(307,257)
	$ 86,629

Depreciation expense for the year ended May 31, 2012 was $76,674.

4. Commitments and Contingent Liabilities

The Partnership leases office and storage space in New York City under operating leases expiring in October 2016. Rental payments are approximately $35,000 each month. The lease is secured by a standby letter of credit that is collateralized by two certificates of deposit totaling $212,256.

4. Commitments and Contingent Liabilities (continued)

Aggregate future minimum annual rental payments in the years subsequent to May 31, 2012 are approximately as follows:

Year ending May 31:	
2013	$ 437,000
2014	442,000
2015	442,000
2016	442,000
Thereafter	184,000
Total	$ 1,947,000

Rent expense was approximately $444,000 for the year ended May 31, 2012 and was included in the occupancy expense line item on the Statement of Operations.

In accordance with the clearing agreements, the Partnership is responsible to indemnify its clearing broker against specified potential losses, if any, in connection with its acting as an agent of, or providing services to, the Partnership. The maximum potential amount of future payments that the Partnership could be required to make under this indemnification cannot be estimated. However, the Partnership believes it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for this indemnification.

5. Related Party Transactions

Securities Transactions, Revenues and Related Expenses

The Partnership passes all non U.S. equities orders to RP LLP in London for execution with the Partnership's clearing broker, BNP. All the revenues earned on these non U.S. equities orders and the related commission receivable is due from RP LLP. The Partnership earned commission income of $20,922,882 and non commission income of $4,397,971 from RP LLP for the year ended May 31, 2012.

The Partnership pays RP LLP for execution, clearing and research services related to all non U.S. equities orders. The Partnership incurred a total of $16,270,419 in execution, clearing and research services with RP LLP for the year ended May 31, 2012 which was included in the clearing, research and other service fees expense line item on the Statement of Operations.

5. Related Party Transactions (continued)

As of May 31, 2012, $9,916 was due to RP LLP related to the non U.S. equities transactions which was included in the accrued expenses and other liabilities line item on the Statement of Financial Condition.

Stock Based Compensation

Under a plan established by Redburn Partners Holding Company Limited ("Holdings"), the Partnership's ultimate holding company, phantom options of Holdings may be granted on a discretionary basis to selected employees of the Partnership. The exercise price of the options is equal to the estimated market price of the shares on the date of grant which is derived from a discounted cash-flow model. The outstanding options vest three years after the grant date and are exercisable once a year on October 31 between 2011 and 2021 and will be settled by cash. These options are exercisable only if the grantee is currently employed by the Partnership. As of May 31, 2012, the options outstanding to Partnership employees totaled 26,763. During the year ended May 31, 2012, no additional options were granted to Partnership employees. Stock based compensation expense of $13,839 has been included in the Statement of Operations for the year ended May 31, 2012. The total provision of $46,999, using a conversion rate of US$1.5403 per British Pound, is included in the Statement of Financial Condition as accrued compensation and benefits and is considered to be sufficient to cover the estimated future liability.

The following table details the number and exercise prices of, and movements in, share options during the year.

Number of Shares	As of June 1, 2011	Granted	Lapsed/ Forfeited	As of May 31, 2012
Exercisable October 2011 to October 2018 at £6.50				
Fair value £1.90	10,256	–	–	10,256
Exercisable October 2013 to October 2020 at £8.00				
Fair value £1.29	12,500	–	–	12,500
Exercisable October 2014 to October 2021 at £8.00				
Fair value £1.45	4,007	–	–	4,007
As of May 31, 2012	26,763	–	–	26,763

5. Related Party Transactions (continued)

The granted options totaling 10,256 shares became fully vested during the year ended May 31, 2012 and the related liability is $30,015.

6. Income Taxes

The current and deferred portions of the income tax expense included in the Statement of Operations are as follows for the year ended May 31, 2012:

	Current	Deferred	Total
Federal	$ 965,038	$ 27,322	$ 992,360
State and local	240,583	8,559	249,142
	$ 1,205,621	$ 35,881	$ 1,241,502

The effective tax rate differs from the statutory federal tax rate of 34% primarily due to the tax benefit of state and local income taxes and the change in the deferred tax asset.

The deferred tax asset at May 31, 2012 is $153,680 and is primarily the result deferred rent and start-up costs. The deferred tax liability at May 31, 2012 is $16,873 and is the result of timing differences related to the depreciation of fixed assets. Management believes that it is more likely than not that the deferred tax asset will be realized.

As of May 31, 2012, the Partnership determined it has no uncertain tax positions as defined within ASC 740-10.

The Partnership does not believe that it is reasonably possible that any significant unrecognized tax benefits will be recorded within the next twelve months.

7. Employee Retirement Plan

The Partnership maintains a voluntary contributory employee retirement plan (the "Plan") covering substantially all employees meeting certain minimum eligibility requirements. The Partnership makes matching contributions equal to 100% of each participant's pretax contribution up to $8,250 per annum. For the year ended May 31, 2012, $100,145 was expensed as Partnership contributions and included in the Statement of Operations as employee compensation and benefits.

8. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Partnership has elected to use the alternative method, permitted by Rule 15c3-1, which requires the Partnership to maintain a minimum net capital greater than $250,000.

At May 31, 2012, the Partnership had net capital of $1,734,790 which was $1,484,790 in excess of the minimum net capital required.

9. Exemption from Rule 15c3-3

The Partnership does not carry any customer accounts and is exempt from the SEC Rule 15c3-3 pursuant to exemptive provisions under sub-paragraph k(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". The Partnership is exempt from SEC Rule 15c3-3 under sub-paragraph k(2)(ii) because all customer transactions are cleared through another broker dealer on a fully disclosed basis.

10. Subsequent Events

The Partnership has evaluated subsequent events through July 13, 2012, the date of issuance of the accompanying financial statements.

Supplemental Information

Redburn Partners (U.S.A.) L.P.

Computation of Net Capital Pursuant to Rule 15c3-1

May 31, 2012

Computation of net capital	
Total members' equity	$ 2,025,328
Deductions:	
Non-allowable assets:	
Prepaid expenses	(304,420)
Restricted certificates of deposit	(212,256)
Deferred tax assets	(153,680)
Fixed assets	(86,629)
Other assets	(12,353)
Total deductions	(769,338)
Additions:	
Non-Aggregate Indebtedness liabilities:	
Discretionary bonuses	478,800
Total additions	478,800
Net capital	$ 1,734,790
Computation of basic net capital requirements	
Minimum net capital requirements of reporting broker/dealer	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 1,484,790

There are no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Partnership's unaudited amended May 31, 2012 Part IIA Focus Report filed July 12, 2012.

Redburn Partners (U.S.A.) L.P.

Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

May 31, 2012

EXEMPTION UNDER SECTION (k)(2)(i) and (ii) IS CLAIMED:

The Partnership does not carry any customer accounts and is exempt from Securities and Exchange Rule 15c3-3 under paragraph k(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". The Partnership is exempt from Securities and Exchange Rule 15c3-3 under paragraph k(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Supplementary Report

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

ERNST & YOUNG

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

The Members
Redburn Partners (U.S.A) L.P

In planning and performing our audit of the financial statements of Redburn Partners (U.S.A.) L.P. (the "Partnership"), as of and for the year ended May 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from

A member firm of Ernst & Young Global Limited

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



July 13, 2012

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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